Exhibit 12

Meritor, Inc.
Computation of Ratio of Earnings to Fixed Charges
Nine Months Ended June 30, 2015
(Amounts in millions, except the ratio)

Earnings Available for Fixed Charges (A):

Pre-tax income from continuing operations	$107

Less:
Equity in earnings of affiliates, net of dividends	(2)
105
Add: fixed charges included in earnings:
Interest expense	66
Interest element of rentals	1
Total	67

Total earnings available for fixed charges:	$172

Fixed Charges (B):
Fixed charges included in earnings	$67
Capitalized interest	—
Total fixed charges	$67

Ratio of Earnings to Fixed Charges	2.57

(A) “Earnings” are defined as pre-tax income from continuing operations, adjusted for undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest.

(B) “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.